SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sitio Royalties Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82982V101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982V101	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,495,520 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,495,520 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,495,520 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.2% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (the “Issuer” and such stock, “Class C Common Stock”), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP (“Sitio OpCo”, and such units, the “Partnership Units”), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer (“Class A Common Stock” and, together with Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer’s organizational documents and the Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (“Sitio OpCo LPA”).
(2)	Percentage ownership calculated based on the sum of (i) 12,700,770 shares of Class A Common Stock outstanding as of September 2, 2022, as provided for in the Merger Agreement (as defined below), and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.
(3)	The Reporting Person’s Class C Common Stock represents 43.5% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 6, 2022, the Issuer, Sitio Opco, Snapper Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“New Parent”), Snapper Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Sitio Opco (“Merger Sub”), Brigham Minerals Inc., a Delaware corporation (“Brigham”), and Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Brigham Opco”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, at the applicable effective time, (i) a newly formed Delaware corporation wholly owned by New Parent will merge with and into Brigham, with Brigham continuing as the surviving corporation and as a wholly owned subsidiary of New Parent, (ii) a newly formed Delaware corporation wholly owned by New Parent will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of New Parent (the “Parent Merger”), and (iii) Merger Sub will merge with and into Brigham Opco, with Brigham Opco continuing as the surviving entity and as a wholly owned subsidiary of Sitio Opco (the “Merger”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which will be filed by the Issuer with the SEC, and is incorporated herein by reference.

In connection with the Merger Agreement, on September 6, 2022, the Kimmeridge Companies entered into a Voting and Support Agreement (the “Voting Agreement”), with the Issuer and Brigham, pursuant to which the Kimmeridge Companies have agreed to vote their shares of Class C Common Stock and Partnership Units, as applicable, in favor of the matters to be voted upon in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement.

CUSIP No. 82982V101	13D/A	Page 4 of 6 Pages

The Voting Agreement will terminate the earliest of: (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement), (iii) the date of any amendment to the Merger Agreement without the prior written consent of the Kimmeridge Companies that (A) reduces the consideration payable in the Parent Merger, on a per share of Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) the termination of the Voting Agreement by mutual written consent of Brigham, the Kimmeridge Companies and the Issuer (such earliest date, the “Termination Date”). Until the Termination Date (the “Lock-Up Period”), subject to the terms and conditions set forth in the Voting Agreement, the Kimmeridge Companies shall not transfer their shares of Class C Common Stock or Partnership Units. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is attached as Exhibit F, and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 12,700,770 shares of Class A Common Stock outstanding as of September 2, 2022, as provided for in the Merger Agreement, and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 82982V101	13D/A	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit F	Voting and Support Agreement, dated as of September 6, 2022.

CUSIP No. 82982V101	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2022

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel